Exhibit 99.B(m)(1)(b)

SCHEDULE I
TO THE DISTRIBUTION AND SERVICE PLAN
CLASS R SHARES (formerly Class G Shares)
DATED DECEMBER 11, 1998
AND AMENDED AND RESTATED
AS OF FEBRUARY 20, 2013
OF THE VICTORY PORTFOLIOS

This Plan shall be adopted with respect to Class R Shares of the following Funds of The Victory Portfolios:

Rate*
1. Balanced Fund	0.50%
2. Diversified Stock Fund	0.50%
3. Dividend Growth Fund	0.50%
4. Established Value Fund	0.50%
5. Fund for Income	0.25%
6. Global Equity Fund	0.50%
7. International Fund	0.50%
8. International Select Fund	0.50%
9. Large Cap Growth Fund	0.50%
10. Small Company Opportunity Fund	0.50%
11. Special Value Fund	0.50%

Amended as of February 20, 2013

*                                         Expressed as a percentage of the average daily net assets of each Fund attributed to its Class R Shares.

THE VICTORY PORTFOLIOS

By:	Christopher K. Dyer
Title: Secretary

Accepted:

VICTORY CAPITAL ADVISERS, INC.

By:	Michael D Policarpo, II
Title: Senior Managing Director